FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Hartnett-Devlin, Sheila                  South Jersey Industries, Inc.                                04-2002
235 Ridge Rd.                            SJI

Douglas Manor, NY 11363

6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
X


7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                     (Month/     (Instr. 34Owned at        Direct (D)
                     Day/        8)                       (A)             End of          or
                     Year)       Code V                   or              Month           Indirect
                                          Amount          (D) Price       (Instr. 3       (I)
So.Jersey Ind., Inc. 04-19-2002   P                  2,000 A      $33.9975        3,631.577 D
Common Stock

Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise (      (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of Month  8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-   Day/           of (D)          Day/Year)   Title         Amount  rity    rities  ative  Owner-
                     ative    Year   C       (Instr. 3,                                or      (Instr. Bene-   Secu-  ship
                     Security )      O       4 and 5)        Date  Expi-               Number  5)      fically rity:  (Instr.
                                     D  V                    Exer- ra-                 of              Owned   Direct 4)
                                     E       (A)    (D)      cis-  tion                Shares          at end  (D) or
                                                             able  Date                                of      Indi-
                                                                                                       Month   rect
                                                                                                       (Instr. (I)
                                                                                                       4)      (Instr.
                                                                                                               4)

Explanation of responses: